EXHIBIT 4.19
FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT
     THIS FIRST AMENDMENT (“First Amendment”) is made as of this April 6, 2009 by and among the financial institutions signatory hereto (individually a “Bank,” and any and all such financial institutions collectively, the “Banks”), Comerica Bank, as Administrative Agent for the Banks (in such capacity, the “Agent”), Bank of America, N.A. as Collateral Agent (as appointed hereby) (in such capacity, the “Collateral Agent”) and Syndication Agent, Fifth Third Bank, as Documentation Agent, KeyBank National Association as Cash Management Agent and Olympic Steel, Inc. (the “Company”).
RECITALS
     A. The Company has entered into that certain Second Amended and Restated Credit Agreement dated as of May 28, 2008 (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Credit Agreement”) with each of the Banks and the Agent pursuant to which the Banks agreed, subject to the satisfaction of certain terms and conditions, to extend or to continue to extend financial accommodations to the Company, as provided therein.
     B. At the request of the Company, Agent and the Banks have agreed to make certain amendments and modifications to the Credit Agreement as set forth below, but only on the terms and conditions set forth in this First Amendment.
     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Company, Agent and the Banks agree:
     1. Section 1.1 of the Credit Agreement is hereby amended as follows:
     (a) by inserting the following definitions into Section 1.1 of the Credit Agreement in their appropriate alphabetical order:
““Agents” shall mean the Agent and the Collateral Agent.”
““Availability Reserve” means, immediately after notice to the Company by the Agent or the Collateral Agent, such amounts as the Agent or the Collateral Agent may from time to time establish against the Revolving Credit Aggregate Commitment in the Agent or the Collateral Agent’s discretion exercised in a commercially reasonable manner in order either (a) to preserve the value of the Collateral or the Banks’ Lien thereon or (b) to provide for the payment of unanticipated liabilities of the Company or any Guarantor (including, without limitation, liabilities which have priority by operation of applicable law).”
““Base Rate” shall mean for any day, that rate of interest which is equal to the Applicable Margin plus the sum of the greatest of (a) the Prime Rate for such day, (b) the Federal Funds Effective Rate in effect on such day, plus one percent (1.0%), and (c) the Daily Adjusting LIBOR Rate plus one percent (1%); provided, however, for purposes of determining the Base Rate during any period that LIBOR Rate is unavailable as determined under Sections 11.4 and 11.5 hereof, the Base Rate shall be determined without reference to clause (c).”
““Base Rate Advance” shall mean an Advance which bears interest at the Base Rate.”
““Collateral Agent” shall mean Bank of America, N.A. or any successor thereto.”
““Consolidated EBITDA” shall mean, for any period, the sum of Consolidated Net Income for such period, plus to the extent deducted in determining Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Taxes, Consolidated depreciation and amortization, non-cash losses, expenses or other charges relating to goodwill impairment, provided such charges are not in excess of $6,600,000, and lower of cost or market charges provided such charges are not in excess of $40,000,000, minus, to the extent included in Consolidated Net Income, non-cash gains, all as determined in accordance with GAAP.”
““Consolidated Income Taxes” shall mean for any period the aggregate amount of taxes which are based on revenue, income or profits for such period of the operations of Company and its Consolidated Subsidiaries determined in accordance with GAAP.”
““Consolidated Net Income” shall mean, for any period, the net income (loss) of Company and its Consolidated Subsidiaries, determined in accordance with GAAP.”
““Daily Adjusting LIBOR Rate” shall mean for any day a per annum interest rate which is equal to the quotient of the following:
(a) the LIBOR Rate;
divided by
(b) a percentage (expressed as a decimal) equal to 1.00 minus the maximum rate on such date at which Agent is required to maintain reserves on “Euro-currency Liabilities” as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Agent is required to maintain reserves against a category of liabilities which includes eurodollar deposits or includes a category of assets which includes eurodollar loans, the rate at which such reserves are required to be maintained on such category;
such sum to be rounded upward, if necessary, in the discretion of the Agent, to the nearest whole multiple of 1/100th of 1%.”
““Impaired Bank” means a Bank (a) that has failed to fund its Percentage of any Advance or to purchase participations in a Swing Line Advance or any Reimbursement Obligations, (b) that has otherwise failed to pay to the Agent or any other Bank any other amount required to be paid by it under the terms of this Agreement or any other Loan Document, unless such Bank is disputing such obligation to pay any such amount in good faith, (c) which the Agent, the Issuing Bank or Swing Line Bank believes, in good faith, has defaulted in fulfilling its obligations under any other syndicated credit facilities or as a participant in any other credit facility unless such Bank is disputing such obligations in good faith, (d) that has been, or is controlled by any Person which has been, determined to be insolvent or that has become subject to a bankruptcy or other similar proceeding, or

(e) any material assets or management of which has been taken over by any governmental authority.”
““LIBOR Floor” shall mean two percent (2%).”
““LIBOR Rate” shall mean the greater of (i) the LIBOR Floor and (ii) the rate determined by the following calculation:
(a) with respect the principal amount of any Eurocurrency-based Advance outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to the relevant Eurocurrency-Interest Period, commencing on the first day of such Eurocurrency-Interest Period, appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurocurrency-Interest Period. In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying LIBOR rates as may be agreed upon by Agent and Company, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average (rounded upward, if necessary, to the nearest one-sixteenth of one percent (1/16%)) of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurocurrency-Interest Period in the interbank LIBOR market in an amount comparable to the principal amount of the relevant Eurocurrency-based Advance which is to bear interest at such Eurocurrency-based Rate and for a period equal to the relevant Eurocurrency-Interest Period; and
(b) with respect to the principal amount of any Advance carried at the Daily Adjusting LIBOR Rate outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to one (1) month appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day, or if such day is not a Business Day, on the immediately preceding Business Day. In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying eurodollar rates as may be agreed upon by Agent and Company, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day in the interbank eurodollar market in an amount comparable to the principal amount of the Indebtedness hereunder which is to bear interest at such “LIBOR Rate” and for a period equal to one (1) month.”
““Net Orderly Liquidation Percentage” shall mean the orderly liquidation value (net of costs and expenses incurred in connection with liquidation) of Eligible Inventory as a percentage of the cost of such Eligible Inventory, which percentage shall be determined by reference to a third-party appraisal of such Eligible Inventory to be received by the Agent and the Collateral Agent not later than May 15, 2009 from a third party acceptable to the Agent and the Collateral Agent in their sole discretion and promptly following receipt by the Agents copies of which appraisal is to be made available to the Banks.”

““Revolving Credit Facility Fee” shall mean the fees payable to Agent for distribution to the Revolving Credit Banks pursuant to Section 2.12 hereof.”
     (b) by deleting the definitions set forth below and inserting the following definitions in their respective places:
““Availability” shall mean as of any date of determination thereof, the lesser of (A) the Borrowing Base and (B) the Revolving Credit Aggregate Commitment, minus, in each case (i) the Availability Reserves as of such date, if any, (ii) the outstanding principal amount of the Revolving Advances and the Swing Line Advances as of such date and (iii) the Letter of Credit Obligations as of such date.”
““Borrowing Base” shall mean, as of any date of determination thereof, an amount equal to the sum of:
(i)   eighty five percent (85%) of Eligible Accounts, plus
(ii)  the lesser of:
     (A) fifty percent (50%) of Eligible Inventory (valued at the lower of cost or market value on a specific identification basis consistent with GAAP);
     (B) eighty five percent (85%) of the Net Orderly Liquidation Percentage of the Eligible Inventory (calculated separately for each class of Inventory and in each case valued at the lower of cost and market value on a basis consistent with GAAP); or
     (C) Seventy Five Million Dollars ($75,000,000) from and after the date hereof, to and including May 15, 2009, and Sixty Five Million Dollars ($65,000,000) thereafter;
     minus
(iii)   $20,000,000 from and after the date hereof, to and including June 29, 2010;
     minus
(iv) such amounts as the Agent or the Collateral Agent, in their sole discretion, may from time to time establish against the gross amounts of the Eligible Accounts and Eligible Inventory to reflect the lower of cost or market value of Eligible Inventory, risks or contingencies that may effect the collectability of such Eligible Accounts or the saleability of such Eligible Inventory and that, in each case, have not already been taken into account in the calculation of the Borrowing Base.
provided that the Agents, in the exercise of their commercially reasonable judgment may upon notice to Company and Banks (a) increase or decrease reserves against Eligible Accounts and Eligible Inventory or (b) reduce the advance rates provided in this definition, or (c) restore such advance rates to any level equal to or below the advance rates in effect as of the date hereof.”
““Eurocurrency-based Rate” shall mean, with respect to any Eurocurrency-Interest

Period, the per annum interest rate which is equal to the sum of the Applicable Margin plus the quotient of:
(i) the LIBOR Rate, divided by
(ii) an amount equal to one minus the stated maximum rate (expressed as a decimal) of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) that is specified on the first day of such Eurocurrency-Interest Period by the Board of Governors of the Federal Reserve System (or any successor agency thereto) for determining the maximum reserve requirement with respect to eurodollar funding (currently referred to as “eurocurrency liabilities” in Regulation D of such Board) maintained by a member bank of such System, all as conclusively determined (absent manifest error) by the Administrative Agent, such sum to be rounded upward, if necessary, to the nearest whole multiple of 1/100th of 1%.”
““Eurocurrency-Interest Period” shall mean, for any Eurocurrency-based Advance, an interest period of one, two or three months (or any lesser or greater number of days agreed to in advance by the Company, Agent and the Banks) as selected by the Company, for such Eurocurrency-based Advance pursuant to Section 2.3, 2.5 or 4.4 hereof, as the case may be.”
““Swing Line Bank” shall mean Comerica Bank in its capacity as lender under Section 2.5 of this Agreement or any other Bank appointed as a successor thereto by the Agent in its sole discretion.”
““Swing Line Maximum Amount” shall mean Ten Million Dollars ($10,000,000).”
     (c)   by deleting clause (c) of the definition of “Eligible Inventory” as set forth in Section 1.1 of the Credit Agreement and inserting the following in its place:
“(c) such item of Inventory is in the possession and control of the applicable Borrowing Base Obligors and, such item of Inventory is located within the continental United States of America at such location or locations owned by the applicable Borrowing Base Obligors as Company has represented in the Loan Documents, relating to Inventory, or, if such facilities are not so owned by a Borrowing Base Obligor, Agent (i) is in possession of a Collateral Access Agreement or other acknowledgement agreement in favor of Agent or Collateral Agent with respect thereto or (ii) has imposed a reserve equivalent to three months rent for such leased premises where such Inventory is located;”
     (e)   by amending the following definitions in Section 1.1 of the Credit Agreement such that the references to “Prime-based Advance” and “Prime-based Rate” shall be deleted and replaced with a reference to “Base Rate Advance” and “Base Rate” in each of the following definitions: “Advance(s)”, “Applicable Interest Rate”, “Revolving Credit Advance” and “Swing Line Advance”.
     (f)   by deleting the definitions of “Alternate Base Rate”, “Prime-based Rate” and “Prime-based Advance”.
     2.   The following is inserted as new Section 2.5(f) to the Credit Agreement:
“(f) Notwithstanding any of the other provisions of this Section 2.5, the Company shall provide copies of all Requests for Swing Line Advances to the Agent and the Swing Line Bank at the same time. In connection with the making of all Swing Line Advances, unless otherwise notified in writing by Agent promptly following each receipt of Request for Swing Line Advance hereunder, Swing Line Bank may assume that all conditions precedent to the disbursement of such requested Swing Line Advance have been satisfied, including without limitation that no Default or Event of Default has occurred and is continuing and that the entirety of the Swing Line Maximum Amount less any outstanding Swing Line Advances is available hereunder (provided that Agent shall have no responsibility whatsoever to Swing Line Bank or to any other Bank to give any such notice under this Agreement). If the Agent is not the Swing Line Bank, the Banks and the Company agree (i) that the Agent, at the request of the Swing Line Bank, shall take the actions permitted under Section 2.5(d) hereof on the Swing Line Bank’s behalf and for the Swing Line Bank’s benefit, (ii) the Swing Line Bank and the Company may move the deadlines for delivery of Requests for Swing Line Advances by the Company and for funding of Swing Line Advances by the Swing Line Bank from those times set forth in Section 2.5 of the Credit Agreement to other times mutually agreeable to the Company and the Swing Line Bank, and (iii) the Swing Line Bank shall, promptly following the request of the Agent, provide notice of the total amount of outstanding Swing Line Advances on any applicable date.”
     3.   Section 2.9 of the Credit Agreement is hereby amended to delete the phrase “two percent (2%)” wherever it appears therein and insert “three percent (3%)” in place thereof.
     4.   Section 2.12 of the Credit Agreement is hereby deleted in its entirety and the following is inserted in its place:
“From April 6, 2009 to the Revolving Credit Maturity Date, the Company shall pay to the Agent for distribution to the Revolving Credit Banks pro-rata in accordance with their respective Revolving Credit Percentages, a Revolving Credit Facility Fee quarterly in arrears, commencing on May 1, 2009 and on the first day of each August, November, February and May thereafter (in respect of the prior three months or any portion thereof). The Revolving Credit Facility Fee payable to each Revolving Credit Bank shall be determined by multiplying the Applicable Fee Percentage times the Revolving Credit Aggregate Commitment then in effect (whether used or unused). The Revolving Credit Facility Fee shall be computed on the basis of a year of three hundred sixty (360) days and assessed for the actual number of days elapsed. Whenever any payment of the Revolving Credit Facility Fee shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next Business Day. Upon receipt of such payment, Agent shall make prompt payment to each Revolving Credit Bank of its share of the Revolving Credit Facility Fee based upon its respective Revolving Credit Percentage. It is expressly understood that the Revolving Credit Facility Fees described in this Section are not refundable.”
     5.   Section 3.2 of the Credit Agreement is hereby amended to insert the following as new clause (h) and renumber existing clause (h) as clause (i):
“(h) if any Bank is an Impaired Bank, the Issuing Bank has entered into arrangements satisfactory to it with such Bank or the Company to eliminate the Issuing Bank’s risk with respect to the participation in Letters of Credit by all such Impaired Banks, including creation of a cash collateral account or delivery of other security to assure payment of such Impaired Bank’s Percentage of all outstanding Letter of Credit

Obligations; and”
     6.   Section 3.6 of the Credit Agreement is hereby amended to insert the following as new clause (f):
“(f) In the event that any Bank becomes an Impaired Bank, the Issuing Bank may, at its option, require that the Impaired Bank enter into arrangements satisfactory to it to eliminate the Issuing Bank’s risk with respect to the participation in Letters of Credit by such Impaired Bank, including creation of a cash collateral account or delivery of other security to assure payment of such Impaired Bank’s Percentage of all outstanding Letter of Credit Obligations.”
     7.  Section 7.2(d) of the Credit Agreement is hereby deleted and the following is inserted in its place:
“(d) By Monday of each week and as of the close of business on Friday of the prior week, a Borrowing Base Certificate in form and substance satisfactory to the Agents, provided, however if Availability is $60,000,000 or greater as of any month end, the Borrowing Base Certificate(s) for the immediately following month (and only such month) shall be delivered on a monthly, rather than weekly basis, within twenty (20) days after and as of the end of such month unless, during the course of such month, Availability at any time is $50,000,000 or less, at which time the Company shall deliver a Borrowing Base Certificate on the next succeeding Monday covering the period since delivery of the last Borrowing Base Certificate and for each subsequent Monday in the manner set forth in this clause (d), until Company’s Availability as of a subsequent month-end again meets the requirements set forth in this clause (d) for the Company to deliver the Borrowing Base Certificate(s) on a monthly basis, provided, further, that if the Company’s Availability at any time is less than or equal to $20,000,000, the Company shall provide additional Borrowing Base Certificates at such times as may be requested by the Agents in their discretion, provided, in addition, the Company may deliver Borrowing Base Certificates more frequently than as set forth herein at its option, and copies of all Borrowing Base Certificates shall be made available by the Agents to the Banks after receipt thereof;”
     8.   Section 7.6(a) of the Credit Agreement is hereby deleted and the following is inserted in its place:
“(a) at all reasonable times during normal business hours, to examine Company’s and each Subsidiary’s books, accounts, records, ledgers and assets and properties of every kind and description wherever located, provided, however, that the Company shall be required to reimburse the Agents for the reasonable costs and expenses of no more than three (3) such reviews per year unless a Default or Event of Default has occurred and is continuing, in which case Company shall reimburse the Agents for the reasonable costs and expenses of all such reviews undertaken during such period (without reduction of the number of reviews otherwise to be reimbursed by the Company while no Default or Event of Default has occurred and is continuing);”
     9.   Section 7.9 of the Credit Agreement is hereby deleted and the following is inserted in its place:
“7.9 Consolidated Debt Service Coverage Ratio. Maintain as of the end of each month, a Consolidated Debt Service Ratio of not less than 1.25 to 1.00 commencing with the month ending June 30, 2010.”
     10. Section 7.15 of the Credit Agreement is hereby deleted and the following is inserted in its place:
“Section 7.15 Appraisal Requirements. (a) In the event required by the applicable banking regulatory authorities having jurisdiction thereof, as determined by Agent or Collateral Agent in its reasonable discretion, deliver to Agents (with a copy for each of the Banks) within ninety (90) days following written notice from Agent or Collateral Agent, as applicable, real estate and machinery and equipment appraisals meeting Agents’ customary appraisal standards for each real or personal property interest (owned in fee or leasehold, as the case may be, to the extent so required by such regulatory authorities) encumbered by a Mortgage hereunder, and (b) permit each of the Agents from time to time to obtain appraisals (copies of which are to be made available to the Banks) of the Inventory in form and substance and performed by appraisers reasonably acceptable to the Agents, provided, that the reasonable costs and expenses of only one such appraisal during each calendar year (not conducted during a Default or Event of Default) and any and all appraisals conducted during a Default or an Event of Default shall be reimbursed by the Company.”
     11. Section 7.19 of the Credit Agreement is hereby deleted and the following is inserted in its place:
“7.19 Availability and Consolidated EBITDA. Maintain (a) at all times Availability of not less than $15,000,000 commencing with the month ending June 30, 2010, (b) commencing with the month ending April 30, 2009, Consolidated EBITDA of no less than ($5,000,000) for (i) the one month period ending April 30, 2009, (ii) the two month period end May 31, 2009, and (iii) for the three month period ending June 30, 2009 and the three month period ending with each subsequent month end thereafter until and including May 31, 2010 and (c) commencing with the month ending April 30, 2009 through and including the month ending May 31, 2010, a cumulative Consolidated EBITDA for such period of no less than ($10,000,000).”
     12. The following shall be inserted as new Section 7.21 of the Credit Agreement:
“7.21 Dominion of Funds. All funds of the Company or any of its Subsidiaries shall be deposited immediately upon receipt thereof in a blocked account held by the Agent or a Bank. The Agent or the Collateral Agent may (and at the request of the Majority Banks shall) (i) require all amounts on deposit in any blocked account be transferred to the main concentration account (which shall be located with the Agent or, at the option of Agent, the Swing Line Bank, provided, further, that any Bank may also hold an additional concentration account for the various blocked accounts held by such Bank) at the end of each Business Day and (ii) cause all amounts on deposit in the main concentration account to be applied by the Agent (or, at the option of the Agent, the Swing Line Bank) to reduce outstanding Advances. Notwithstanding the foregoing, during any period after May 15, 2009, commencing with the date that Availability is less than $20,000,000 and ending on the first Business Day following the date on which Availability has been greater than $30,000,000 for thirty consecutive days, all amounts on deposit in any blocked account shall be transferred to the main concentration account (A) at the end of each Business Day for (x) blocked accounts with the Agent if such concentration account is held with the Agent or (y) blocked accounts with the Swing Line Bank if such concentration account is held with the Swing Line Bank and (B) by the end of the next

Business Day for all other blocked accounts and shall be applied on a daily basis by the Agent (or at the Agent’s option, the Swing Line Bank) to reduce the outstanding Advances. At the Agent’s or Collateral Agent’s request, the Company shall execute or cause to be executed by its Subsidiaries such modifications to any Deposit Account Control Agreements as may be necessary or desirable to comply with this Section 7.20.”
     13. Section 8.5(e) of the Credit Agreement is hereby deleted and the following is inserted in its place:
“(e) Company may make cash Distributions to the holders of the Equity Interests in Company during any fiscal quarter of Company (“Current Quarter”), provided that (i) Company is in compliance with Section 7.9 of this Agreement as of the last day of such Current Quarter and as of the date such cash Distribution is made and (ii) the aggregate amount of such cash Distributions during any fiscal year is not in excess of $2,250,000; and”
     14. Section 8.6 of the Credit Agreement is hereby deleted and the following is inserted in its place:
“8.6 Limitation on Capital Expenditures. Make or commit to make (by way of the acquisition of securities of a Person or otherwise) any expenditure in respect of the purchase or other acquisition of fixed or capital assets (excluding any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations) except Capital Expenditures which shall not exceed Twenty Million Dollars ($20,000,000) during any fiscal year of Company.”
     15. Section 9.1(c) of the Credit Agreement is hereby amended to insert the phrase “, 7.21” after the phrase “7.20” as it appears therein.
     16. Section 9.2(a) of the Credit Agreement is hereby amended to deleted clause (v) and inserting the following clause (v) in its place, and insert the following as new clause (vi):
“(v) the Agent may and shall if directed by the Majority Banks or the Banks, as applicable (subject to the terms hereof), and the Collateral Agent shall, if directed by the Agent, the Majority Banks or the Banks, as applicable (subject to the terms hereof), exercise any remedy permitted by this Agreement, the Loan Documents or law, and (vi) the Agent may, and shall, upon being directed to do so by the Majority Banks, notify Company or any Loan Party that interest shall be payable on demand on all Obligations (other than Revolving Credit Advances and Swing Line Advances with respect to which Sections 2.6 hereof shall govern) owing from time to time to the Agent or any Bank, at a per annum rate equal to the then applicable Base Rate plus three percent (3%).”
     17. Section 10.2 of the Credit Agreement is hereby deleted and the following is inserted in its place:
“Section 10.2 Application of the Proceeds of Collateral. Notwithstanding anything to the contrary in this Agreement, in the case of any Event of Default under Section 9.1(i), immediately following the occurrence thereof, and in the case of any other Event of Default: (a) upon the termination of the Revolving Credit Aggregate Commitment, (b) the acceleration of any Obligations arising under this Agreement, (c) at the Agent’s option, or upon the request of the Majority Banks, the Collateral Agent shall deliver any proceeds of the Collateral to the Agent, and the Agent shall apply the proceeds of any

Collateral, together with any offsets, voluntary payments by any Loan Party or others and any other sums received or collected in respect of the Obligations first, to pay all incurred and unpaid fees and expenses of the Agents under the Loan Documents and any protective advances made by the Collateral Agent with respect to the Collateral under or pursuant to the terms of any Loan Document on a pro-rata basis, next, to pay any fees and expenses owed to the Issuing Bank hereunder, next, to the Obligations under the Revolving Credit (including the Swing Line and any Reimbursement Obligations), next to any obligations owing by any Loan Party under any Hedging Agreements on a pro rata basis, next, to any other Obligations on a pro rata basis, and then, if there is any excess, to the Loan Parties, as the case may be.”
     18. Sections 11.3, 11.4 and 11.5 of the Credit Agreement are hereby deleted, and the following is inserted in their respective places:
“11.3 Circumstances Affecting Eurocurrency-based Rate and LIBOR-based Rate Availability. If Agent or the Majority Banks (after consultation with Agent) shall determine in good faith that, by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in eurodollars in the applicable amounts are not being offered to the Agent or such Banks, then Agent shall forthwith give notice thereof to Company. Thereafter, until Agent notifies Company that such circumstances no longer exist, (i) the obligation of Banks to make Eurocurrency-based Advances and LIBOR-based Advances, and the right of Company to convert an Advance to or refund an Advance as a Eurocurrency-based Advance, as the case may be shall be suspended, and (ii) the Company shall repay in full (or cause to be repaid in full) the then outstanding principal amount of each such Eurocurrency-based Advance or LIBOR-based Advance, together with accrued interest thereon, any amounts payable under Sections 11.1 and 11.8 hereof, and all other amounts payable hereunder on the last day of the then current Interest Period applicable to such Advance. Upon the date for repayment as aforesaid and unless Company notifies Agent to the contrary within two (2) Business Days after receiving a notice from Agent pursuant to this Section, such outstanding principal amount shall, in lieu of being so repaid, be converted to a Prime-based Advance as of the last day of such Interest Period.
11.4 Laws Affecting Eurocurrency-based Rate and Daily Adjusting LIBOR Rate Availability. If, after the date of this Agreement, the adoption or introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by any of the Banks (or any of their respective Eurocurrency Lending Offices) with any request or directive (whether or not having the force of law) of any such authority, shall make it unlawful or impossible for any of the Banks (or any of their respective Eurocurrency Lending Offices) to honor its obligations hereunder to make or maintain any Advance with interest at the Eurocurrency-based Rate or the Daily Adjusting LIBOR Rate, such Bank shall forthwith give notice thereof to Company and to Agent. Thereafter, (a) the obligations of the applicable Banks to make Eurocurrency-based Advances and LIBOR-based Advances and the right of Company to convert an Advance into or refund an Advance as a Eurocurrency-based Advance shall be suspended and thereafter Company may select as Applicable Interest Rates only those which remain available and which are permitted to be selected hereunder, and (b) if any of the Banks may not lawfully continue to maintain an Advance as a Eurocurrency-based Advance or a LIBOR-based Advance, the applicable Advance shall immediately be converted to a Prime-based Advance and the Prime-based Rate shall be applicable thereto for the remainder of any applicable Interest Period. For purposes of this Section, a change in law, rule, regulation, interpretation or administration shall include, without limitation, any change made or which becomes effective on the basis of a law, rule, regulation, interpretation or administration presently in force, the effective date of which change is delayed by the terms of such law, rule, regulation, interpretation or administration.
11.5 Increased Cost of Advances Carried at a Eurocurrency-based Rate or a Daily Adjusting LIBOR Rate. If, after the date of this Agreement, the adoption or introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Banks (or any of their respective Eurocurrency Lending Offices) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:
(a) shall subject any of the Banks (or any of their respective Eurocurrency Lending Offices) to any tax, duty or other charge with respect to any Advance or shall change the basis of taxation of payments to any of the Banks (or any of their respective Eurocurrency Lending Offices) of the principal of or interest on any Advance or any other amounts due under this Agreement in respect thereof (except for changes in the rate of tax on the overall net income of any of the Banks or any of their respective Eurocurrency Lending Offices imposed by the jurisdiction in which such Bank’s principal executive office or Eurocurrency Lending Office is located); or
(b) shall impose, modify or deem applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any of the Banks (or any of their respective Eurocurrency Lending Offices) or shall impose on any of the Banks (or any of their respective Eurocurrency Lending Offices) or the foreign exchange and interbank markets any other condition affecting any Advance;
and the result of any of the foregoing matters is to increase the costs to any of the Banks of maintaining any part of the Indebtedness hereunder as a Eurocurrency-based Advance or a LIBOR-based Advance, or to reduce the amount of any sum received or receivable by any of the Banks under this Agreement in respect of a Eurocurrency-based Advance or a LIBOR-based Advance, as the case may be, then such Bank shall promptly notify Agent, and Agent shall promptly notify Company of such fact and demand compensation therefor and, within fifteen (15) days after such notice, Company agrees to pay to such Bank or Banks such additional amount or amounts as will compensate such Bank or Banks for such increased cost or reduction. Agent will promptly notify Company of any event of which it has knowledge which will entitle Banks to compensation pursuant to this Section, or which will cause Company to incur additional liability under Sections

11.1 and 11.6 hereof, provided that Agent shall incur no liability whatsoever to the Banks or Company in the event it fails to do so. A certificate of Agent (or such Bank, if applicable) setting forth the basis for determining such additional amount or amounts necessary to compensate such Bank or Banks shall accompany such demand and shall be conclusively presumed to be correct absent manifest or demonstrable error. For purposes of this Section, a change in law, rule, regulation, interpretation, administration, request or directive shall include, without limitation, any change made or which becomes effective on the basis of a law, rule, regulation, interpretation, administration, request or directive presently in force, the effective date of which change is delayed by the terms of such law, rule, regulation, interpretation, administration, request or directive.”
     19. Section 12.14 of the Credit Agreement is hereby amended by deleting such Section in its entirety and inserting the following in its place:
“12.14 Co-Agent or Other Titles. Any Bank identified on the facing page or signature page of this Agreement or in any amendment hereto or as designated with consent of the Agent in any assignment agreement as Lead Arranger, Documentation Agent, Syndications Agent or any similar titles, shall not have any right, power, obligation, liability, responsibility or duty under this Agreement as a result of such title other than those applicable to all Banks as such. Without limiting the foregoing, the Banks so identified shall not have or be deemed to have any fiduciary relationship with any Bank as a result of such title. Each Bank acknowledges that it has not relied, and will not rely, on the Bank so identified in deciding to enter into this Agreement or in taking or not taking action hereunder. Notwithstanding the foregoing, the Collateral Agent shall have such rights, powers, obligations, liabilities, responsibilities and duties of the Collateral Agent as are specifically set forth in this Agreement and the other Loan Documents.”
     20. The Credit Agreement is hereby amended by inserting the following as new Section 13.25:
“Section 13.25 Substitution of Banks; Impaired Banks. If (a) any Bank shall become an Impaired Bank, (b) the obligation of any Bank to make Eurodollar-based Advances has been suspended pursuant to Section 11.3 or 11.4, (c) any Bank has demanded compensation under Section 3.4(b), 11.5 or 11.6 or (d) any Bank has not approved an amendment, waiver or other modification of this Agreement, if such amendment or waiver has been approved by the Majority Banks and the consent of such Bank is required (in each case, an “Affected Bank”), then the Agent or the Company shall have the right to make written demand on the Affected Bank (with a copy to the Company in the case of a demand by the Agent or with a copy to the Agent in the case of a demand by the Company) to assign and the Affected Bank shall assign, to one or more financial institutions that comply with the provisions of Section 13.8 hereof (the “Purchasing Bank” or “Purchasing Banks”) to purchase the Advances of the Revolving Credit and/or Swing Line, as the case may be, of such Affected Bank (including, without limitation, its participating interests in outstanding Swing Line Advances and Letters of Credit) and assume the commitment of the Affected Bank to extend credit under the Revolving Credit (including without limitation its obligation to purchase participations in Swing Line Advances and Letters of Credit) under this Agreement. The Affected Bank shall be obligated to sell its Advances of the Revolving Credit and/or Swing Line, as the case may be, and assign its commitment to extend credit under the Revolving Credit (including without limitation its obligations to purchase participations in Swing Line Advances and

Letters of Credit) to such Purchasing Bank or Purchasing Banks within ten (10) days after receiving notice from the Company requiring it to do so, at an aggregate price equal to the outstanding principal amount thereof, plus unpaid interest accrued thereon up to but excluding the date of the sale. In connection with any such sale, and as a condition thereof, the Company shall pay to the Affected Bank all fees accrued for its account hereunder to but excluding the date of such sale, plus, if demanded by the Affected Bank within ten (10) Business Days after such sale, (i) the amount of any compensation which would be due to the Affected Bank under Section 11.1 if the Company had prepaid the outstanding Eurodollar-based Advances of the Affected Bank on the date of such sale and (ii) any additional compensation accrued for its account under Sections 3.4(b), 11.5 and 11.6 to but excluding said date. Upon such sale, the Purchasing Bank or Purchasing Banks shall assume the Affected Bank’s commitment, and the Affected Bank shall be released from its obligations hereunder to a corresponding extent. If any Purchasing Bank is not already one of the Banks, the Affected Bank, as assignor, such Purchasing Bank, as assignee, the Company and the Agent, shall enter into an Assignment Agreement pursuant to Section 13.8 hereof, whereupon such Purchasing Bank shall be a Bank party to this Agreement, shall be deemed to be an assignee hereunder and shall have all the rights and obligations of a Bank with a Revolving Credit Percentage equal to its ratable share of the then applicable Revolving Credit Aggregate Commitment of the Affected Bank. In connection with any assignment pursuant to this Section 13.25, the Company or the Purchasing Bank shall pay to the Agent the administrative fee for processing such assignment referred to in Section 13.8. If any Bank shall become an Impaired Bank (a) it shall not receive payments of principal on the Obligations during any period when the amount funded by such Impaired Lender is less than the amount of its Percentage of the Obligations and (b) for purposes of determining the effectiveness of any amendment, restatement or waiver of this Agreement or any Loan Document (excluding any amendment, restatement or waiver which reduces the outstanding principal amount of the Obligations or extends the maturity date of any of the Obligations), (i) whether the consent of the Required Banks has been obtained shall be determined without including in the calculation each Impaired Bank and its Percentage of the Revolving Credit Aggregate Commitment and/or the Obligations and (ii) the consent of all Banks shall be deemed obtained upon the consent of all Banks other than any Impaired Bank.”
     21. The Credit Agreement is hereby amended by deleting (a) all references to “Prime-based Advance” and “Prime-based Rate” and replacing such references with references to “Base Rate Advance” and “Base Rate”, respectively, in Articles 2 through 13, inclusive and in the Exhibits to the Credit Agreement and (b) all references to the “Revolving Credit Commitment Fee” and replacing such references with references to “Revolving Credit Facility Fee” in Articles 1 through 13, inclusive and in the Exhibits to the Credit Agreement.
     22. Clauses (g) and (l) of the definition of “Eligible Accounts” and the post-amble to the definition of “Eligible Accounts”, clauses (b) and (i) of the definition of “Eligible Inventory”, Sections 7.2(c), 7.5(b), 7.17, 7.18, 8.2(c), 9.1(l), 9.2(b), 12.1 through 12.3, 12.5 through 12.13, 13.5, 13.10(e) and the post-amble to Section 13.10 of the Credit Agreement are hereby amended such that each reference therein to the Agent shall be deemed to mean both the Agent and the Collateral Agent. Section 12.12 is further amended to insert the phrase “and Bank of America, N.A. and its Affiliates and its successors and assigns” after the phrase “Comerica Bank and its Affiliates and its successors and assigns” in each place where such phrase appears.
     23. Schedule 1.1 to the Credit Agreement is hereby deleted in its entirety and the replacement Schedule 1.1 to the Credit Agreement attached hereto as Annex A is inserted in its place.

     24. Exhibits A, G and M to the Credit Agreement are hereby deleted in their respective entireties and the replacement Exhibits A, G and M to the Credit Agreement attached hereto as Annex B are inserted in their respective places.
     25. The Company, the Agent and the Banks consent to the appointment of Bank of America, N.A. as Collateral Agent under the Credit Agreement, and Bank of America, N.A. by execution and delivery of this First Amendment accepts such appointment. Within ten (10) Business Days of the date hereof (or such longer time period as the Agent may consent to in writing in its sole discretion), the Agents and the Company shall, and the Company shall cause its Subsidiaries, as applicable, to execute and deliver (a) such assignments and amendments to the Collateral Documents (including any Uniform Commercial Code financing statements) as may be deemed necessary or desirable by the Agents to evidence and effect the transfer of the Agent’s position in such Collateral Documents to Bank of America, N.A. as Collateral Agent and (b) a Collateral Compliance Certificate, substantially in the form of the Collateral Compliance Certificate executed and delivered in connection with the Credit Agreement, and otherwise in form and substance reasonably acceptable to the Agents. Each of the Banks party hereto consent and agree to the execution and delivery by the Agents, the Company and its Subsidiaries of the amendments and assignments required by clause (a) above. Each of the Banks, the Company and the Agents agree that the appointment of a successor Collateral Agent shall use the same methodology as set for the appointment of a successor Agent in Section 12.4 of the Credit Agreement.
     26. Within sixty (60) days of the date hereof, the Company shall make, and shall cause its Subsidiaries to make, commercially reasonable efforts to deliver Collateral Access Agreements, in form and substance reasonably acceptable to the Agents for all premises owned by a third party where Collateral is stored and for which a Collateral Access Agreement has not been previously delivered.
     27. This First Amendment shall become effective (according to the terms hereof) on the date (the “First Amendment Effective Date”) that the following conditions have been fully satisfied by the Company (the “Conditions”):
(a)	Agent shall have received counterpart copies (by facsimile or email) of (i) this First Amendment, duly executed and delivered by the Company and the requisite Banks, (ii) a closing certificate in form and substance reasonably acceptable to the Agent and (iii) that certain Reaffirmation of Loan Documents executed by the Company and certain of its Subsidiaries in the form attached hereto as Exhibit A, in each case with original signatures to follow promptly thereafter.

(b)	Agent shall have received such other documentation as it may reasonably request within a reasonable time period following such request, giving consideration to the extent and nature of the information so requested.

(c)	The Agent shall have received (a) the business projections of the Company and its Subsidiaries for the year 2010 and (b) a certificate of the chief financial officer of the Company (i) attaching the pro forma consolidated balance sheet of the Company and its Subsidiaries as at the date of their most recent fiscal quarter, adjusted to give effect to a mark-to-market of their Inventory, as if such mark-to-market has occurred on such date and (ii) stating that such balance sheet accurately presents in all material respects the pro forma financial position of the Company and its Subsidiaries in accordance with GAAP (except as to the entries necessary to give effect to the mark-to-market) and such pro forma consolidated balance sheet and the respective amounts of assets, liabilities and equity reflected therein shall be satisfactory to the Agent.

(d)	The Company shall have paid all fees due under and pursuant to the Fee Letter, and shall have paid to the Agent for distribution to each Bank an amendment fee of 50 basis points on such Bank’s Revolving Credit Percentage of the Revolving Credit Aggregate Commitment, together with any other outstanding fees and expenses for which invoices have been submitted, provided, however, that the Revolving Credit Commitment Fee (as defined in the Credit Agreement prior to this First Amendment) accrued for the period before the date hereof, shall by paid together with the Revolving Credit Facility Fee, on May 1, 2009.
     28. Company hereby represents and warrants that, after giving effect to any amendments, consents and waivers contained herein, execution and delivery of this First Amendment and the performance by each of them of their respective obligations under the Credit Agreement as amended hereby (herein, as so amended, the “Amended Credit Agreement”) are within its company powers, have been duly authorized, are not in contravention of law or the terms of its operating agreement or other organizational documents, as applicable, and except as have been previously obtained, do not require the consent or approval, material to the amendments set forth herein, of any governmental body, agency or authority, and the Amended Credit Agreement will constitute the valid and binding obligations of the Company, as applicable, enforceable in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, ERISA or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law).
     29. Except as specifically set forth herein, this First Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement (including without limitation all conditions and requirements for Advances and any financial covenants) or any of the other Loan Documents, or to constitute a waiver or release by any of the Banks or the Agent of any right, remedy, Collateral, Default or Event of Default under the Credit Agreement or any of the other Loan Documents, except to the extent specifically set forth herein. The Company hereby acknowledges and agrees that this First Amendment and the amendments contained herein do not constitute any course of dealing or other basis for altering any obligation of the Company, any other Loan Party or any other party or any rights, privilege or remedy of the Agents or the Banks under the Credit Agreement, any other Loan Document, any other agreement or document, or any contract or instrument except as expressly set forth herein. Furthermore, this First Amendment shall not affect in any manner whatsoever any rights or remedies of the Banks or the Agents with respect to any other non-compliance by the Company with the Credit Agreement or the other Loan Documents not waived or otherwise amended hereby, whether in the nature of a Default or Event of Default, and whether now in existence or subsequently arising, and shall not apply to any other transaction.
     30. Company hereby acknowledges and confirms that it does not possess any claim, cause of action, demand, defense, and other right of action whatsoever, in law or equity against the Agent, the Collateral Agent or any of the Banks or any of their respective employees, officers, attorneys or agents (collectively, the “Bank Parties”), prior to or as of the date of this First Amendment by reason of any cause or matter of any kind or nature whatsoever, including, but not limited to, any cause or matter arising from, relating to, or connected with, in any manner the Credit Agreement, any of the Loan Documents, any related document, instrument or agreement or this First Amendment (including, without limitation, any payment, performance, validity or enforceability of any or all of the indebtedness, covenants, agreements, rights, remedies, obligations and liabilities under the Credit Agreement, any of the Loan Documents, any related document, instrument or agreement or this First Amendment) or any transactions relating to any of the foregoing, or any or all actions, courses of conduct or other matters in any manner whatsoever relating to or otherwise connected with any of the foregoing.

     31. Company hereby reaffirms, confirms, ratifies and agrees to be bound by each of its covenants, agreements and obligations under the Credit Agreement, as amended as of the date hereof, and each other Loan Document previously executed and delivered by it, or executed and delivered in accordance with this First Amendment. Each reference in the Credit Agreement to “this Agreement” or “the Credit Agreement” shall be deemed to refer to Credit Agreement as amended by this First Amendment and each previous amendment thereto.
     32. Unless otherwise defined to the contrary herein, all capitalized terms used in this First Amendment shall have the meanings set forth in the Credit Agreement.
     33. This First Amendment shall be a contract made under and governed by the internal laws of the State of Michigan, and may be executed in counterpart, in accordance with the Credit Agreement.
     34. Company, the Agent, the Collateral Agent and each Bank party hereto agrees that any copy of this First Amendment (or any other Loan Document) signed by them and transmitted by facsimile, email or any other delivery method shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence.

     IN WITNESS WHEREOF, the Company, the Banks and Agent have each caused this First Amendment to be executed by their respective duly authorized officers or agents, as applicable, all as of the date first set forth above.

AGENT:

COMERICA BANK, as Agent, Swing Line Bank,
Issuing Bank and Bank

By:

Its:

COMPANY:

OLYMPIC STEEL, INC.

By:

Its:

CONSENT TO FIRST AMENDMENT TO SECOND AMENDED
AND RESTATED CREDIT AGREEMENT
     The undersigned Bank hereby consents and agrees to the amendments, terms and conditions set forth in that certain First Amendment to Second Amended and Restated Credit Agreement dated April                     , 2009.
Dated: April                     , 2009

(Bank)
By:

Its: